FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item

1.	English translation of Appraisal Report prepared by Ernst & Young Ltda.

2.	English translation of Independent Appraisal Report prepared by Claro y Asociados

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	September 19, 2013	By:	/s/ Veronica Letelier
			Name:	Veronica Letelier
			Title:	Lead Counsel

Item 1

Banco Santander Chile S.A.
September 16, 2013

This is a convenience translation into English from the original previously issued in Spanish. This English convenience translation is without legal effect and in case of any discrepancy, the Spanish language original shall govern.

Ernst & Young has not reviewed the English translation of this report and is only responsible for the Spanish version of the report.

Convenience Translation

September 16, 2013

Juan Pedro Santa María

Legal Counsel

Banco Santander Chile S.A.

Delivered in person

Pursuant to the professional services proposal dated March 21, 2013 and the conversations we have held since then, I am pleased to present you with the expert’s report (hereinafter, the “Report”) the purpose of which is to supply an independent expert opinion on the purchase of 100% of the shares of Santander Asset Management, S.A., Administradora General de Fondos (hereinafter, “Santander AM”) by Banco Santander S.A. (hereinafter, “Banco Santander Spain”) in the context of a translation between related parties, and also on the agreement for the distribution of funds produced by Santander AM, in which Banco Santander Chile, S.A. (hereinafter, “Banco Santander Chile”) would act as distributor, in return for an adjustable commission.  The report was conducted based on information as of February 28, 2013 (hereinafter, the “Appraisal Date”).

Very sincerely yours,

Javier Vergara Marshall

Ernst & Young

Convenience Translation

Abbreviations

Santander AM Banco Santander Chile Banco Santander Spain Management Directors
Santander Asset Management S.A. Administradora General de Fondos
Banco Santander Chile S.A.
Banco Santander S.A.
The Management of Banco Santander Chile S.A.
The Directors of Banco Santander Chile S.A.

CLP	Chilean Peso
Appraisal Date USD	February 28, 2013 United States Dollars
Industry SVS MM AuM AAFM ACAFI L12M Fund Manager
The Mutual Fund and Investment Fund Industry
Superintendency of Securities and Insurance
Millions
Assets under management
Chilean Association of Mutual Fund Administrators
Chilean Association of Investment Fund Administrators
Last 12 months
Santander AM (Fund Manager)

Rebates	Commissions paid by Santander AM to Banco Santander Chile for the use of its distribution channel to promote its funds
EV/EBITDA EV/SALES P/BV P/E
Market value of a company’s assets divided by the company’s L12M EBITDA
Market value of a company’s assets divided by the company’s L12M sales
Market price of the share divided by book value of the share
Market price of the share divided by the company’s L12M profits per share

August 28, 2013	Abbreviations

Convenience Translation

Abbreviations

Effective Date	Date when the distribution agreement becomes effective and enforceable after having been approved by all parties involved, including regulators
Holding Company	Holding Santander Asset Management, composed of each of the affiliates present in the Asset Management division of Grupo Santander and the firms Warburg Pincus y General Atlantic

August 28, 2013	Abbreviations

Convenience Translation

Contents

Overview			1
	1.	Introduction	2
	2.	Scope of the Independent Evaluation	3
	3.	Results of the appraisal	5

Background			7
	4.	Background of the Transaction	8
	5.	Description of the companies	9
	6.	Description of the transaction	10
	7.	The industry in Chile	14

Appraisal of Santander AM			18
	8.	Appraisal of Santander AM	19

Statement			25

Attachments
	A.	Discount rate calculation
	B.	Information sources
	C.	Limitations

August 28, 2013	Contents

Convenience Translation

Overview
	1.	Introduction
	2.	Scope of the Independent Evaluation
	3.	Results of the appraisal

August 28, 2013	Overview

Convenience Translation

Introduction

Pursuant to the professional services proposal dated March 21, 2013 and the conversations we have held since then, I am pleased to present you with the expert’s report (hereinafter, the “Report”) the purpose of which is to supply an independent expert opinion on the purchase of 100% of the shares of Santander Asset Management, S.A., Administradora General de Fondos (hereinafter, “Santander AM”) by Banco Santander S.A. (hereinafter, “Banco Santander Spain”) in the context of a translation between related parties, as well as regarding the agreement for the distribution of funds produced by Santander AM, in which Banco Santander Chile, S.A. (hereinafter, “Banco Santander Chile”) would act as distributor, in return for an adjustable commission.  The report was conducted based on information as of February 28, 2013 (hereinafter, “Appraisal Date”).

This report represents the discharge of this mandate, and the accompanying attachments should be read only in conjunction with the report, which Banco Santander Chile may publish only in its original, complete and unaltered version.

Estimates of reasonable value are effective as of the date established specifically in this report and are dependent on the fulfillment of conditions present in the “Stock Tender Offer,” “Summary of Principal Terms and Conditions of the Distribution Agreements,” both dated May 17, 2013, the Material Fact dated May 30, 2013, and the Clarification to the tender letter presented on May 17, 2013, dated July 24, 2013.

2	August 28, 2013	Overview: Introduction

Convenience Translation

Scope of the Independent Appraisal

Pursuant to the request of Banco Santander Chile, in my capacity as Independent Evaluator, I have prepared this report containing the following elements:

•	Description of the Proposed Transaction, which will be explained below;

•	Opinion on the conditions of the Proposed Transaction, its effects and potential impact on Banco Santander Chile;

•	Analysis of added value, if any, that the transaction represents for Banco Santander Chile; and

•	Analysis of the Proposed Transaction in comparison to similar transactions in the market.

The impact of the proposed transaction on Banco Santander Chile may be analyzed in terms of its effect in the following areas:

1.	Economic impact, in which Banco Santander Chile would experience a neutral impact, because the transaction is being conducted at market value.

2.	Strategic impact for Banco Santander, within which various advantages can be distinguished, among them:

a.
Consolidation of the Fund Manager into Banco Santander Spain, which could mean a wider range of products available for clients of Banco Santander Chile, and thus more “Rebates” for Banco Santander Chile.

b.	Banco Santander Chile will continue to offer and obtain revenues (via Rebates) from the distribution of investment product to its clients.

3.	Risks for Banco Santander Chile:

a.	Risks associated with disparities in the existing conditions between the parties to the proposed transaction in the event of an early termination of the contract.

b.	Changes in the regulatory system affecting the established payment of Rebates to Banco Santander Chile.

c.	Existing risk of a change in the holding company of Banco Santander Chile that could modify or nullify the proposed transaction.

d.	Minor dispute resolution mechanism.

3	August 28, 2013	Overview: Scope of the Independent Appraisal

Convenience Translation

Scope of the Independent Appraisal

To comply with the conditions that constitute the assumptions of this report, it is important that at the time the related party transaction agreement is signed, Banco Santander Chile asks Banco Santander Spain to maintain a supply of products that are competitive in the Chilean market, in terms of quality, profitability and commissions to be earned, in order to sustain the potential future flow of revenues from Rebates.

4	August 28, 2013	Overview: Scope of the Independent Appraisal

Convenience Translation

Results of the Appraisal

For the purpose of appraising Santander AM, I have taking into account two inseparable elements:

1.	The sale of Santander AM for a value of CLP130,000 million, and with equity of CLP52,552.71 million.
2.	Fund distribution agreement between Banco Santander Chile and Santander AM.

It is important to bear in mind that, for the purposes of this analysis, the sale of Santander AM and the distribution agreement must be analyzed jointly, because the amounts involved in the payment for fund distribution directly affects the sale value of Santander AM. In other words, all else being equal, a higher payment for fund distribution (Rebates) would mean a lower sale value for Santander AM.  Furthermore, all else being equal, a lower payment for fund distribution would mean a higher sale value for Santander AM.  The appraisal assumes that all the conditions described in the “Stock Tender Offer,” “Summary of Principal Terms and Conditions of the Distribution Agreements,” both dated May 17, 2013, and the Clarification to the tender letter presented on May 17, 2013, dated July 24, 2013, are met.

To appraise Santander AM, I have used the Discounted Cash Flow method, which is described in this report.

Based on the assumptions explained below and the calculated discount rate, I have obtained the following value for the Transaction:

(+) Value of Santander AM Equity (*)	131,114
(+) Value of Distribution Agreement (**)	425,152
(=) Total	556,266
(*) Assuming Distribution Agreement (**) Calculated as present value of expected Rebates

The total value of Santander AM is comprised both of the value to be paid today (net of Rebates) and the value of the distribution agreement (calculated as the present value of future Rebates).

5	August 28, 2013	Overview: Results of the Appraisal

Convenience Translation

Results of the Appraisal

The following shows the range of economic value for the equity of Santander AM, as of the Appraisal Date:

(MM CLP)	Minimum	Expected	Maximum
Value Santander AM	124,911	131,114	139,076

This implies that the economic conditions of the price offered are within a reasonable range.

The following table shows the sensitivity of the economic value of the equity, payable today, in millions of CLP, to changes in the discount rate (WACC) and long-term nominal growth rate:

Economic Value of Equity (MM CLP)

6	August 28, 2013	Overview: Results of the Appraisal

Convenience Translation

Background
	4.	Background of the Transaction
	5.	Description of the companies
	6.	Description of the transaction
	7.	The industry in Chile

7	August 28, 2013	Background

Convenience Translation

Background of the Transaction

The Proposed Transaction consists of two inseparable elements, as described above: the price to be paid for the equity of Santander AM, and the Distribution Agreement between Santander AM and Banco Santander Chile, under which the former pays commissions to the latter.

To understand the transaction, it is important to know the structure of Santander AM on the Appraisal Date.  The following lists the primary shareholders:

•	Banco Santander Chile owns 99.96%
•	Santander Inversiones LImitada owns a total of 0.02%;and
•	Santander Corredora de Seguros Limitada owns 0.01%.

In preparing this support, I have used the following assumptions:

•	Historic information (balance sheets, commissions, segments and others) used to construct the financial model for the business of Santander AM, as supplied to me by Banco Santander Chile.

•
Santander AM administers assets pertaining to CORFO (a contract that was awarded to it in a public bidding process on January 19, 2012), which generates net commissions of approximately CLP 200 million a year, and which are included in the projected cash flows.  I have not assumed the termination of this contract in the event Santander AM becomes a direct affiliate of Banco Santander Spain.

•	For the period from 2018 to 2022, I have assumed a growth in the business plan consistent with the growth of the industry at large.

8	August 28, 2013	Background: Background of the Transaction

Convenience Translation

Description of the companies

Santander Chile Holding, S.A., is one of the leading bank holding companies in Chile. Founded in 1985, its corporate purpose is to invest in all types of property and to manage these investments. It also has the authorization to provide financial and economic consultancy. It has a distribution network that extends from Arica to Punta Arenas.

Santander AM was created as an affiliate of Banco Santander Chile. It is legally established as a General Fund Management Company registered with the Superintendency of Securities and Insurance.

Santander AM is a placement agent, which also manages portfolios of domestic and/or international asset portfolios, provides consultancy and engages in the purchase, sale and investment of intangible assets.

It offers various financial savings and investment instructions at short, medium and long terms, for both individuals and corporations.

As of December 2012, it obtained net earnings (not including Rebates to Santander Chile) of CLP21,943 million, had CLP2,714,510 million in assets under management and 208,597 participating clients, representing a market share of 12.41%.

9	August 28, 2013	Background: Description of the companies

Convenience Translation

Description of the Transaction

Banco Santander Spain is making an offer to Banco Santander Chile to buy 100% of the shares of its affiliate Santander AM for a price of CLP$130,000 million (assuming stockholders’ equity of CLP52,552.71 million as of February 28, 2013), and to enter into an agreement for the distribution of funds produced by Santander AM, in which Banco Santander Chile would act as distributor, in return for an adjustable commission.

This distribution agreement has a fixed term of 10 years.  After this term has elapsed, it may be renewed if both parties so agree, for 5 consecutive periods of 2 years each, giving the agreement a maximum duration of 20 years.

Once the contract period has ended, Banco Santander Spain must continue paying an annual commission to Santander AM for funds that have clients invested during the term of the contract and which remain invested at the time of its termination.  This will be determined based on the balances that remain invested during the period of the contract that continue generating revenues after that time.

This agreement shall detail the methodology that must be used to measure the yield on the products supplied by Santander AM.

Santander AM funds will continue to be distributed in the way they are at present, through the commercial networks of Banco Santander Chile.

This agreement includes an exclusivity clause that restricts Banco Santander Chile to participating in the Investment Funds business only through Santander AM products, except in the Private Banking segment, which shall retain its open design.  If, after the end of the agreement period and its renewal period, Banco Santander Spain wishes to retain exclusive rights to distribute the products supplied by Santander AM, it must sign a new agreement to this effect.

The commission payable to Banco Santander Chile as mentioned above corresponds to the value of Rebates, which shall be adjusted by a certain factor depending on the segment and on compliance with the business plan proposed in the contract, which shall be verified on an annual basis.

10	August 28, 2013	Background: Description of the transaction

Convenience Translation

Description of the Transaction

The following is the proposed business plan described in the “Stock Tender Offer” contract dated May 17, 2013, for Santander AM in the period 2013-2017:

In the period from 2018 to 2022, we have assumed a growth in the business plan equivalent to the growth of the industry at large, from a starting base of CLP16,990 million.

The adjustment factor to be applied to the Rebates depending on fulfillment of the business plan is structured as follows:

•	If the business plan is fulfilled by more than 250%, the adjustment factor will be 1.133.

•	If the business plan is fulfilled by less than 250% but more than 115%, the adjustment factor will vary from 1.133 to 1.002, respectively.

•	If the business plan is fulfilled by between 85% and 115%, the adjustment factor will be 1.

•	If the business plan is fulfilled by less than 85% but more than 45%, the adjustment factor will vary from 0.996 to 0.733, respectively.

•	If the business plan is fulfilled by less than 45%, the factor will be 0.733.

If the value of AuM as of the agreement closing date is different from the value obtained on the Appraisal Date, the base capital should be increased or reduced by 0.19% of the change in the value of the AuM.

The adjustments mentioned in the foregoing paragraph are not applicable in the following cases:

i.
In the event of regulatory, legal or tax impacts which the distributor is able to document conclusively (“Structural Changes”) and which have the effect of reducing gross fees in the retail banking segment by more than 17.5%, when comparing: (i) the last quarter before the regulatory, legal or fiscal change to the first quarter after the change has been applied; and (ii) the third quarter before the regulatory, legal or fiscal change to the first quarter after the change has been applied (for comparing the effect of those regulatory, legal or fiscal changes on a year-over-year basis);

11	August 28, 2013	Background: Description of the transaction

Convenience Translation

Description of the Transaction

ii.
If the yield of the product distributed in the framework of the distribution agreement (except for guaranteed, structured or indexed instruments) has declined as follows: (i) the mean yield on Santander AM products in the reference year is 15 percentage points lower than the yield of that product on the Effective Date, and (ii) the mean yield of the products falls below the 60th percentile (compared to the market yield on benchmark products) in at least three of the last five quarters.

In the year following any such structural change or deterioration in yields, the adjustment factor will be reduced by an amount equivalent to: (i) the target adjustment factor that should have been applied for that year if no structural change was introduced, multiplied by: (ii) the absolute percentage value of the change, and so on successively for the following years.

The table below summaries the base Rebates by segment:

Segment / clients	Rebates Placement Agent
Corporate Segment	50%
Retail Banking Segment	75%

12	August 28, 2013	Background: Description of the transaction

Convenience Translation

Description of the Transaction

The following chart shows flows according to the descriptions of the Proposed Transaction:

It is important to bear in mind that, for the purposes of this analysis, the sale of Santander AM and the distribution agreement must be analyzed jointly, because the amounts involved in the payment for fund distribution directly affects the sale value of Santander AM. In other words, all else being equal, a higher payment for fund distribution (Rebates) would mean a lower sale value for Santander AM.  Furthermore, all else being equal, a lower payment for fund distribution would mean a higher sale value for Santander AM.

Grupo Santander has also signed an agreement with the private equity investment firms Warburg Pincus and General Atlantic, jointly establishing the holding company Santander Asset Management (hereinafter, the “Holding Company”), which is made up of affiliates of the group present in the Asset Management business, which shall own 50% of the shares of the holding company.

13	August 28, 2013	Background: Description of the transaction

Convenience Translation

The industry in Chile

The next section provides a brief description of the Mutual Fund and Investment Fund business in Chile.

Mutual Funds: (Source: AAFM)

The mutual funds industry has an increasing number of participating clients in Chile, as these are among the financial instruments most preferred by investors because of their ease of handling, diversification of risk options, liquidity and tax benefits.

There are more than 2,297 fund series in the domestic financial industry, which are currently managed by 20 fund managers.  These managers collect money from investors and invest it in funds that are most appropriate to each investor’s needs, based on their tolerance for risk and their desired term of investment.

The fund manager collects commissions or compensation for the services rendered, which constitute the primary source of income of the companies in the industry.

As of February 2013, the industry had 1,698,544 participating investors, a 4.2% growth over February of the preceding year, when there were 1,630,119.

Analyzing trends in administered equity, as of February 2013, the industry had invested equity of CLP19,674,106 million, a 5.19% growth over February of the preceding year.

Mutual funds can be divided into 8 groups according to their structure:

•      Mutual Funds that invest in short-term fixed-income securities with durations of less than 90 days, which may be domestic—denominated in local currency or inflation-adjusted “Promotion Units” [Unidades de Fomento—UF]—international—as long as at least 60% of the portfolio is in local currency or foreign readjustment units—or flexible;

•      Mutual Funds that invest in short-term fixed-income securities with durations of less than 365 days, and like the previous category which vary depending on their origin (international, domestic or flexible);

•      Mutual Funds that invest in medium- and long-term fixed-income securities. There are three categories within this group of mutual funds: international, flexible or domestic.  In contrast to the first two kinds of Mutual Funds, in this group those of domestic origin can present themselves as investments in pesos, investments in UF with a duration of less than 3 years, or in UF with a duration of more than 3 years, and for these, at least 60% of the portfolio must be invested in one of the three options;

14	August 28, 2013	Background: The Industry in Chile

Convenience Translation

The industry in Chile

•      Stock Mutual Funds, which invest in market capitalization instruments. These may be categorized according to the origin of their investment, into domestic stock funds, for which at least 90% of the portfolio must be invested in domestic stock, economic activity sector or primary origin of the investors;

•      Balanced Mutual Funds, which combine fixed-income and stock investments as a way to preserve the value of their equity;

•      Guaranteed Mutual Funds, which guarantee the nominal capital contributed by investors. These can be divided into three categories: guaranteed emerging stock funds, guaranteed developed stock funds and guaranteed non-stock funds; and

•      Mutual Funds for qualified investors, which are subdivided into domestic qualified stock investors, international qualified stock investors, or qualified fixed-income security investors, which depend not only on the origin of the investors but also on whether the fund’s objective is equity preservation or equity growth.

The breakdown of the assets managed by all these different types of funds as of February 28, 2013, is as follows:

15	August 28, 2013	Background: The Industry in Chile

Convenience Translation

The industry in Chile

The Fund Managers with the largest market share in our country as of February 28, 2012, were the following:

Investment Funds: (Source: ACAFI)

These funds are made up of contributions by individuals or corporations, which are contributed through shares that are not redeemable until the fund is cashed out.

As of December 2012, there were around 89 series of Investment Funds operating in our country, with total Assets of CLP5,422,604 million and Equity of CLP4,909,598 million.

These funds can be divided into three categories:

•      Asset Funds, which invest primarily in certificates issued by the Chilean Central Bank and Treasury;

•      Real-Estate Funds, which invest in real-estate assets such as mortgage-backed securities and shares in real-estate investment corporations; and

•     Private capital funds, which invest primarily in small or mid-sized enterprises.  Investors participate in the management of these companies for a period of time, either to improve their management or to take advantage of their potential value as a future sale.

16	August 28, 2013	Background: The Industry in Chile

Convenience Translation

The industry in Chile

The following shows a breakdown of market participants:

For both Mutual Funds and Investment Funds, the government participates directly in their regulation through the Superintendency of Securities and Insurance, which oversees the market’s correct development and protects investors by avoiding any possible asymmetries in the information to which they have access.

17	August 28, 2013	Background: The Industry in Chile

Convenience Translation

Appraisal of Santander AM
	8.	Appraisal of Santander AM

18	August 28, 2013	Appraisal of Santander AM

Convenience Translation

The following methodologies were used for the Appraisal:

1.      Market approach:

The market approach is based on the fact that the value of an asset can be estimated by comparing it with assets of similar characteristics. To use this approach, we have selected 7 companies engaged in similar industries, based on information as of February 28, 2013:

Note that in the specific case of this transaction, we do not consider market multiples to be appropriate for determining the value of Santander AM, because the specificities of the fund distribution contract make it difficult to compare these companies with Santander AM.

19	August 28, 2013	Appraisal of Santander AM

Convenience Translation

2.         Discounted cash flow method:

In this approach, to appraise Santander AM, we used the Revenue Approach through the discounted free cash flow method.  The revenue approach assumes that the value of an asset or company can be estimated by determining the value of the future cash flows it generates.

By this method, we projected cash flows for Santander AM from the year 2013 to the year 2022.

The main assumptions used in this valuation are the following:

•     Revenues and Administration and Sales Expense were estimated based on historical information for Santander AM, as well as projections on market growth, commissions and expenses.

Revenues are comprised of:

•      Remuneration Revenues, which vary according to the different segments and their average remuneration.

•      Commission Revenues, projected according to the historical average redemption commission.

•      Other Revenues, which are comprised of interest income generated on the proprietary investment portfolio.

•      Total Rebates, which are estimated according to the fulfillment of the business plan (see above).  If the business plan is fulfilled by less than 100% the Rebates are modified by an adjustment factor (as described on page 10).

After the explicit term of the business plan, we assume the AuM of Santander AM will evolve at a rate similar to that of the industry at large for the rest of the explicit appraisal period.  Furthermore, for the explicit appraisal period, we are assuming fees charged to clients will evolve at a rate similar to that of recent years.

•      Depreciation and Amortization are based on the accounting criteria used to prepare the Financial Statements of Santander AM as of February 28, 2013.

•     To project the depreciation and amortization of assets acquired in the years following the Appraisal Date, we have used the weighted average useful lives of existing assets to estimate the useful life of the new assets.

•      Working capital: The need for working capital was projected according to inventory, payments and collection turnover (in days) with data as of February 28, 2013.

20	August 28, 2013	Appraisal of Santander AM

Convenience Translation

•      Taxes: We have assumed an income tax rate of 20% from 2013 and in subsequent years

•      To calculate the perpetuity growth rate, we used a nominal growth rate of 5%, which captures the expected growth in the industry, Santander AM’s product mix and a reduction in commissions collected from clients, in line with trends in more developed economies.

•      Discount rate: To determine the appropriate discount rate we have selected y comparable firms.

As a measure of systemic risk we have used the de-leveraged Beta for the industry (calculated as the monthly 5-year mean de-leveraged beta for comparable firms).

Cost of Capital: We used a risk-free rate corresponding to the 10-year BCP as of the valuation date, a market risk premium corresponding to the figure of 6.7% supplied by Ibbotson Survey, and the ratio of Debt to Equity at Santander AM.

The above procedure resulted in a nominal discount rate (WACC) of 13.05% in CLP.

21	August 28, 2013	Appraisal of Santander AM

Convenience Translation

The following shows the calculation of the discount rate used: For more details on the methodology for calculating the discount rate, see appendix A.

22	August 28, 2013	Appraisal of Santander AM

Convenience Translation

Value of Santander AM

The value of Santander AM will depend on the discount rate used and the growth in projected sales for Santander AM.

The total value of Santander AM is comprised both of the value to be paid today (net of Rebates) and the value of the distribution agreement (calculated as the present value of future Rebates).

(+) Value of Santander AM Equity (*)	131,114
(+) Value of Distribution Agreement (**)	425,152
(=) Total	556,266
(*) Assuming Distribution Agreement (**) Calculated as present value of expected Rebates

The following table shows the sensitivity of the economic value of the equity, payable today, in millions of CLP, to changes in the discount rate (WACC) and long-term nominal growth rate:

Economic Value of Equity (MM CLP)

We obtained the following range of values for Santander AM from the standpoint of the fund manager, as of the Appraisal Date:

(MM CLP)	Minimum	Expected	Maximum
Value Santander AM	124,911	131,114	139,076

23	August 28, 2013	Appraisal of Santander AM

Convenience Translation

This means that the economic price conditions offered are within a reasonable range, a conclusion that assumes that the conditions present in the “Stock Tender Offer,” “Summary of Principal Terms and Conditions of the Distribution Agreements,” both dated May 17, 2013, the Material Fact dated May 30, 2013, and the Clarification to the tender letter presented on May 17, 2013, dated July 24, 2013 are met.

24	August 28, 2013	Appraisal of Santander AM

Convenience Translation

Statement

25	August 28, 2013	Appraisal of Santander AM

Convenience Translation

Statement

I declare that I am solely responsible for the appraisal presented in this expert’s report for Santander Asset Management, S.A. Administradora General de Fondos, regarding the purchase of 100% of the shares of Santander Asset Management, S.A. Administradora General de Fondos by Banco Santander S.A., in the context of a related party transaction, as well as regarding the agreement for the distribution of funds produced by Santander AM, under which Banco Santander Chile, S.A would act as distributor, in return for an adjustable commission, presented in this report, and the methodologies used to prepare it.

If the related party transaction takes place at a price of CLP$130,000 million and the distribution agreement is signed with the characteristics described in this report, the transaction can be considered to have been conducted at market prices, and therefore to have a neutral economic effect for shareholders of Banco Santander Chile, S.A.

I am not aware of any reason that would lead me to assume that the facts and data contained in this report are not correct, with due regard to the fact that I have not conducted any audit of the historical financial information contained herein.

This report is based on and is limited to my knowledge and experience with appraisals and other matters included in this report.

Taking into consideration the fact that this report is based on information from Santander Asset Management, S.A., Administradora General de Fondos as of February 28, 2013, I hereby state that as of this date of this report, in my understanding there is no situation that would imply a significant difference in the appreciations contained herein.

Pursuant to article 147, section 5 of the Law on Limited-Responsibility Corporations, this Report is signed with the statement that I am solely responsible for the opinions contained in these conclusions.

Sincerely,

Javier Vergara Marshall

26	August 28, 2013	Statement

Convenience Translation

Attachment A
Discount rate calculation

August 28, 2013	Attachment A: Discount rate calculation

Convenience Translation

Discount rate calculation

Discount rate calculation

The WACC was calculated by applying the following equation:

WACC	=	E	x	Ke	+	D	x	(Kd x (1-T))
		E + D				E + D

Where:
•	WACC: weighted average cost of capital

•	E / (E+D): proprietary capital as percentage of total assets

•	Ke: cost of proprietary capital

•	D / (D+E): debt in proportion to total assets

•	Kd: cost of debt

•	T: tax rate on profits

The cost of proprietary capital was estimated using the Capital Asset Pricing Model (CAPM), which requires application of the following equation:

Ke	=	Rf	+	bl	x	Pm

Where:
•	Ke: cost of proprietary capital

•	Rf: risk free rate

•	bl: industry beta

•	Pm: market premium

August 28, 2013	Attachment A: Discount rate calculation

Convenience Translation

Attachment B
Information Sources

August 28, 2013	Attachment B: Information Sources

Convenience Translation

Information Sources

To prepare this report, I have used various sources of information:

1. Documents provided by the Management of Banco Santander Chile:

-	Modelo SAM.xlsx

-	Detalle E&Y.xlsx

-	EERR y Balance a Feb 2013.xlsx

-	EERR y Balance año 2012.xlsx

-	TRUST_CARTA OFERTA CHILE_17052013.pdf, Stock tender offer dated May 17, 2013

-	TRUST_DA TS_17052013.pdf, Summary of Principal Terms and Conditions of the Distribution Agreements

-	Aclaraciones carta oferta_2407.pdf

2. Annual reports and financial statements available on the web pages of Santander and Santander AM

3. Material fact dated May 30, 2013

4. Other information sources:

-	Bloomberg

-	Superintendency of Securities and Insurance

-	Global Insight

-	Chilean Association of Mutual Fund Administrators

-	Capital IQ

-	Website of Banco Santander Chile

August 28, 2013	Attachment B: Information Sources

Convenience Translation

Attachment C
Limitations

August 28, 2013	Attachment C: Limitations

Convenience Translation

Limitations

General limitations on the work

-	Subject to the remaining limitations established below, I am now aware of any reasons that would lead me to assume that the facts and data contained in this report are not accurate.

-	My work was conducted on the basis of information supplied by Santander AM and market values.

-	It is important to clarify that the assumptions and hypotheses used in the projections are based on possible future performance that in practice may not occur.

-
I have not conducted any audit, review or compilation of the historical or projected financial information included in this report.  Furthermore, I neither express an opinion nor provide any guarantee with respect to this information.

-
I have not investigated the deed of ownership of the company or of the assets mentioned in this report.  I have based my study on the statements by the owner of the company or assets and can assume that (i) the title is valid and transmissible, (ii) the company and the assets are free of liens and encumbrances, (iii) they comply with all federal, state, and local laws and regulations (including but not limited to those regarding the use of property, the environment, zoning and similar requirements) and (iv) that all licenses, occupancy certificates, authorizations and legislative or administrative permits issued by federal, state or local authorities or government agencies, entities or private organizations required for any property use relating in any way to this Report or with the underlying services, have been obtained or can be obtained or renewed. I assume no responsibility for the legal description of the properties.

-	Santander AM may publish this report only in the full, complete and unaltered version that I have supplied, and with prior authorization.

-
My estimates of reasonable value are valid as of the date established specifically in this Report. Changes in market conditions can result in substantially different variations than those indicated as of the Report date. I assume no responsibility whatsoever for changes in market conditions that occur after the Report date and am not obliged to update the Report, or my recommendations, analysis, conclusions or other documents relating to my services after the date of the Report, for any reason whatsoever.

-
I was supplied information orally and in writing, as well as data in electronic format, relating to the company or to the assets we have analyzed.  I have used this information as a basis to prepare this report and am not responsible for independently verifying its accuracy or integrity.  I assume no responsibility whatsoever for the integrity or accuracy of the information supplied by others, including management.

August 28, 2013	Attachment C: Limitations

Convenience Translation

Limitations

-
I have not prepared an opinion on whether or not there have been violations or abuses of the law or regulations on fraud or other matters. I assume no responsibility whatsoever to provide legal consultancy and I recommend you consult legal aspects with your own legal counsel.

August 28, 2013	Attachment C: Limitations

Item 2

Convenience Translation

This is a Convenience Translation into English from the Original Previously
Issued in Spanish.

Claro y Asociados has not reviewed the English translation of this report and is only responsible for the Spanish version of the report.

Report of the Independent Evaluator Directors' Committee Banco Santander Chile

Claro y Asociados September | 2013
                                                                               1

Contents

Convenience Translation

* Executive Summary
* Limitation of Liability
* Introduction
* Conditions of the Operation
* Financial Evaluation
* Opportunity and Considerations
* Conclusions
* Attachments

                                                                               2

Executive Summary

Background Information

Convenience Translation

* This summary describes the methodology used and the main conclusions reached by Claro y Asociados (the "Independent Evaluator" or "CyA"), following the analysis of the transaction proposed by Banco Santander S.A. (Spain) ("Grupo
Santander") to Santander Chile ("Santander Chile"), hereinafter the
"Transaction".

* The Transaction, which envisages the purchase by Grupo Santander of 100% of the shares of Santander Asset Management ("SAM"), a subsidiary of Santander
Chile, is classified as a transaction between related parties. Because of this, in accordance with Article 147 of the Companies Act, the Directors' Committee
of Santander Chile has requested that, in our capacity as Independent
Evaluator, we express our opinion on the following:

 i. The conditions of the proposed transaction, its effects, and its potential impact on Banco Santander;

 ii. Whether the transaction as proposed adds value to Santander Chile, and, if not, in what conditions it would do so;

 iii. Whether the transaction as proposed is in line with similar transactions in the market.

* This report was prepared with publicly available information and confidential information provided by Santander Chile and its subsidiaries.

* The Transaction forms part of an operation that Grupo Santander is negotiating in a number of countries (the "Global Operation"). This operation consists of the consolidation of the Asset Management units of eleven countries
(one of them Chile) in order to sell 50% of this conglomerate of assets to the
Warburg Pincus and General Atlantic investment funds.

* In order to determine whether the offer is within the ranges of fair market value, two independent analyses were made.

                                                                               3

Executive Summary

Convenience Translation

Methodology

1. The first analysis was a Discounted Cash Flow ("DCF") analysis of the revenues that SAM produces for Santander Chile so as to determine the value created by retaining the entire amount of the commissions paid on the managed assets. This value was compared with the payment of the price (the "Price") offered by Grupo Santander, plus the revenues from a distribution agreement (the "Distribution Agreement") to be entered into by Grupo Santander and Santander Chile.

Present Value of SAM for Santander Chile[1]



Discount Rate ±1%
354,653
439,392
Perpetuity Growth ±1%
374,099
410,352
Growth in AUM ±1%
368,347
417,983
250,000
350,000
450,000
Value in millions of CLP

Value of the Price plus the Distribution Agreement



Discount Rate ±1%
377,311
444,638
Perpetuity Growth ±1%
392,774
425,196
Growth in AUM ±1%
383,730
431,631
250,000
350,000
450,000
Value in millions of CLP

- It was concluded that the value, if the SAM transaction continues in its present form, is in the same value range as the Transaction.

[1]The present value of SAM includes an available cash balance of 45.569 billion Chilean pesos (CLP).

4

Executive Summary

Methodology

Convenience Translation

2. In the second analysis, SAM was treated as a complete unit, which, rather than having its own distribution network, outsources it by paying rebates to
Santander Chile. The rebates used for this analysis were those included in the
Distribution Agreement that Grupo Santander proposes to draw up.

The results of this analysis are shown in the following graph:

      Discount Rate []1% Perpetuity Growth []1% Growth in AUM []1% Comparable
Multiples

Value of SAM as an Independent Unit(1)

Fair Value Range

107,342 124,754 111,325 119,739 114,617 116,351 123,228

142,545

80,000 90,000 100,000 110,000 120,000 130,000 140,000 150,000

* This complementary approach shows that the combined value of the fund management company and the Distribution Agreement lies in value ranges close to the Price (CLP 130 billion).

(1)The amount of the available cash balance (CLP 45.569 billion) was added to the values obtained from the DFC analysis and comparable multiples.

                                                                               5

Executive Summary

Considerations and Conclusions

Convenience Translation

* The combination of payment of a Price at the time of concluding the transaction and a ten-year Distribution Agreement (which can be extended for a further ten years) adds a certain degree of complexity to the Transaction.

* It is not enough simply to show that the combined economic effect of Price and Distribution Agreement is within a fair value range. It is also necessary to verify that the price of each part of the Transaction is fair. If this were not so, a disadvantageous Distribution Agreement would be offset by increasing the sale price of the fund management company while a low sale price would be offset by an attractive Distribution Agreement. Either of these anomalies would be unfortunate, especially the latter, because the termination of the
Distribution Agreement after ten years would be indicative of a Transaction that is outside the ranges of fair value and therefore disadvantageous to
Santander Chile.

* The dual analysis approach used makes it possible to determine whether the value of the Transaction as a whole is fair (first analysis) and, once it has been verified that the value of the Price paid for the integrated fund management company is also fair (second analysis), the Distribution Agreement must necessarily be in accordance with market conditions.

* With regard to the opinion on the conditions of the transaction, its effects, and its potential impact on Santander Chile, the report includes a detailed description of the clauses that in our opinion should be carefully analyzed in order to avoid disadvantageous situations for Santander Chile's shareholders.
For some of these clauses alternative adjustments are proposed.

* Some aspects of the Transaction have not yet been defined. The arbitration clause is incomplete inasmuch as the location where the arbitration would take place is not specified. If an international tribunal is specified, the parties'
ability to settle minor differences might be prejudiced.

* The Transaction has a condition precedent over which Santander Chile has no control. If one of the fund management companies involved in the Global
Operation does not accept the offer, the Transaction will be invalidated. In other words, even though Santander Chile accepts the offer, Grupo Santander might decide not to go through with the Transaction for reasons over which
Santander Chile has no control.

                                                                               6

Executive Summary

Considerations and Conclusions

Convenience Translation

* With regard to the value added to Santander Chile, the evaluation concludes that the Transaction might have the following effects: i. Santander Chile's expertise would be concentrated on its major asset, the distribution network;
ii. Monetization of the value of an asset that currently is probably not reflected in the share price; iii. A potential increase in the number and quality of funds that Santander can offer in the future; iv. Sale of a secondary asset on fair terms within the group; v. The value of the Transaction would be received before possible regulations on the industry become reality and reduce the value of assets of this sort.

* Although we have mentioned the positive attributes of the Transaction, CyA does not consider it a strategic opportunity. Nevertheless, the Transaction is part of a Global Operation that may be defined as strategic for Grupo Santander
(Spain).

* Provided that it is carried out in accordance with the recommendations and observations, and in the absence of negative economic evidence regarding the conditions of price and terms of the offer, the Transaction is in accordance with market conditions.

                                                                               7

Contents

Convenience Translation

* Executive Summary
* Limitation of Liability
* Introduction
* Conditions of the Operation
* Financial Evaluation
* Opportunity and Considerations
* Conclusions
* Attachments

                                                                               8

Limitation of Liability

Convenience Translation

* The present report (the "Report") has been prepared by Claro y Asociados
Limitada in their capacity as independent evaluators, from a financial perspective, at the request of the Directors' Committee of Banco Santander
Chile S.A. in the terms established in Article 147 of Statute 18,046 ("The
Companies Act").

* In the preparation of this evaluation, CyA has had access to: (i) review of the Letter containing the Offer related to the Transaction; (ii) public information from comparable companies; (iii) public information from Santander
Chile, principally financial statements and reports; (iv) information provided in confidence by Santander Chile and the companies subject to the Transaction, including budgets, management reports, projections and financial analyses of the offer; and (v) other sources of information considered relevant to the purpose of the evaluation.

* CyA assumes that the information regarding Santander Chile and the companies subject to the Transaction, contained in their financial statements, budget, management reports, and other aforementioned documents is reliable and reflects management's best understanding of the company and the Transaction. CyA has not independently verified the veracity of the information. As a result, CyA assumes no responsibility for the possible effect of any omissions or incorrect information on this report. With regard to the financial analyses and projections prepared by management, CyA assumes that they have been prepared fairly. In the valuations, these assumptions have been modified whenever it has seemed justified.

* CyA is not an expert on legal, regulatory, or tax issues and assumes no responsibility in respect of these matters. Furthermore, this report does not address any governmental or regulatory approval, or other type of consent required to carry out the Transaction.

* CyA has completed the independent evaluation of the Transaction in the terms in which it has been presented and does not assume responsibility with respect to any modification made to the structure, terms and conditions thereof between the date of the report and its later submission to a special meeting of shareholders. The report contains conclusions based on economic, financial, and market information, and other conditions that were valid at the time of drafting. It should therefore be understood that any later event or development might affect the validity or relevance of the report and its conclusions.

* The report is solely an independent evaluation. It does not constitute a recommendation for investment and may not be used or interpreted for purposes other than those expressly specified. The report does not constitute a recommendation for the shareholders of Santander Chile as to how to vote on the issues to be discussed at a special meeting. For the reasons mentioned above, the contents of this report should be used only as an independent valuation for analysis by the Directors' Committee and the directors in the individual statements that they must make, as well as for analysis by all the shareholders of Santander Chile. The Report is submitted for any other purpose permitted by the law and current regulations and must not be used for purposes other than those mentioned.

                                                                               9

Contents

Convenience Translation

* Executive Summary
* Limitation of Liability
* Introduction
* Conditions of the Operation
* Financial Evaluation
* Opportunity and Considerations
* Conclusions
* Attachments

                                                                              10

Introduction

Context of the Global Operation

Convenience Translation

* On May 30, 2013, Banco Santander S.A. (Spain) announced the association agreement with Warburg Pincus and General Atlantic to promote the global assets management business.

* Under this agreement Warburg Pincus and General Atlantic will own 50% of the holding company that will control 11 management companies based in Europe and
Latin America.

* Grupo Santander has already agreed to the terms on which it will sell 50% of the package, but at present it is not the direct owner of several of the management companies.

* Because of this, before it can finalize its association with Warburg Pincus and General Atlantic, Grupo Santander must acquire the holdings in the fund managers that are currently owned by its subsidiaries or by other partners.
Finalization of these acquisitions is a condition precedent for its offer to be valid in each country.

   Santander Asset Management Germany

   Santander Asset Management Argentina

[]

 Santander Asset Management Chile

        Grupo Santander 1 acquires asset management units

        It then sells 50% of the 2 global Santander Asset Management business

                                                                              11

Introduction

Convenience Translation

Appointment of the Independent Evaluator

* Grupo Santander has made a financial offer to Santander Chile for 100% of the shares of its subsidiary, the fund management company Santander Asset
Management S.A. In Attachment II to its offer, Grupo Santander has set out guidelines for a Distribution Agreement with Santander Chile* The Directors'
Committee of Santander Chile has agreed to commission the services of Claro y
Asociados as an independent evaluator to express its opinion on the following questions: i. The conditions of the proposed transaction, its effects, and its potential impact on Santander Chile. ii. Whether the transaction as proposed adds value to Santander Chile, and, if not, in what conditions it would do so.
iii. Whether the transaction as proposed is in line with similar transactions in the market, and if not, how it should be brought into line.

* This is in accordance with Article 147 of the Companies Act, which provides that the services of at least one independent evaluator must be retained prior to a transaction between related parties.

                                                                              12

Contents

Convenience Translation

* Executive Summary
* Limitation of Liability
* Introduction
* Conditions of the Operation
* Financial Evaluation
* Opportunity and Considerations
* Conclusions
* Attachments

                                                                              13

Conditions of the Operation

The Asset Management Industry in Chile

Convenience Translation

* There are 20 Fund Management Companies ("FMC") in the Chilean Association of
Mutual Fund Managers. Of these, 10 are owned by banks and 10 by other kinds of institutions.

* Traditional banks (i.e., retail banks) account for 80% of the assets under management ("AUM") .* The remaining 20% is managed by investment banks and stockbrokers.

* Banco Santander takes part in this market through Santander Asset Management
("SAM"), which has a 15% share of the total market. Only Banchile is larger, with 23.3%, while BCI ranks third with 12.9% .

AUM in Mutual Funds (millions of CLP)

                      4,500,000
                      4,000,000
                      3,500,000
                      3,000,000
                      2,500,000
                      2,000,000
                      1,500,000
                      1,000,000
AUM (millions of CLP)   500,000
                                  0

Nevasa Zurich IM Trust Penta Euroamerica Sura Cruz Del Sur Principal Celfin Capital
Larrain Vial Corpbanca Bbva Itau Security
 Bancoestado Scotia Bice Bci SAM Banchile

Others Banks

Source: Association of Mutual Fund Managers

                                                                              14

Conditions of the Operation

SAM's business as of December 2012

Convenience Translation

* SAM is principally engaged in the management of open-ended mutual funds and has little presence in other kinds of funds.

* The segments in which the products are distributed are balanced between personal (Private Banking, High Income, and Medium Income) and corporate
(International and Commercial Banking).

* Most of the funds under management are Money Market funds. However, because of the low fees charged on these products, they account for a smaller part of the Management Company's revenues than their share of AUM might indicate.

Products                        Fee (%) Revenues %
------------------------------- ------- ----------
Money Market                    0.53%      37.7%
Fixed Income                    1.35%      21.9%
Variable Income                 2.78%      26.1%
          National              2.57%      16.1%
          International         3.19%       9.9%
Guaranteed                      0.46%       0.3%
Balanced                        1.91%      10.7%
------------------------------- ------- ----------
          Total                 0.94%      96.7%
Real Estate Investment Funds    0.77%       3.3%
------------------------------- ------- ----------
          Total SAM             0.93%      100.0%
          Total ex-Money Market 1.72%      62.3%

AUM by Type of Fund

Mandates 9%
                                       Mutual Closed Funds Fund 86% 5%

AUM by Segment

Private
Banking Companies
8% (Int.) 27%
                                                 Average Income 8% Companies
Commercial High Banking 28% Income 29%

AUM by Type of Asset
                                      Guar-Real anteed Estate 1% 4% Balanced 6%
Var.
                                  Income 9% Money Market 65% Debt 15%

                                                                              15

Conditions of the Operation

SAM's Performance compared to the Industry

Convenience Translation

* After 2009, the assets managed by SAM did not recover as quickly as those managed by the rest of the industry.* Since then SAM's Assets under Management have remained flat, and its market share has dropped.

* Its market share in Money Market assets is higher than its share in other funds.

12 35.0%

10 30.0% 25.0% 8 20.0% 6 15.0% 4 10.0%

2 5.0%

0 0.0% 2007 2008 2009 2010 2011 2012

Money Market Industry (excluding SAM) Money Market SAM

SAM's Market Share Money Market

16 16.0%

14 14.0%

12 12.0%

10 10.0%

8 8.0%

6 6.0%
AUM In billions of CLP 4 4.0%

2 2.0%

0 0.0% 2007 2008 2009 2010 2011 2012

Other Funds in the Industry (excluding SAM) Other SAM Funds SAM's Market Share
Other Funds

Source: SAM corporate presentation

                                                                              16

Conditions of the Operation

Background to the Proposed Transaction

Convenience Translation Convenience Translation

* Grupo Santander is SAM's indirect owner. SAM belongs almost entirely to Banco
Santander Chile, which in turn is controlled by Grupo Santander.

* This fact explains why the transaction is considered to be between related parties.

* On May 17, 2013, Banco Santander Chile received an offer letter to buy 100%
of the shares of Santander Asset Management[] .

* Attachment I to the offer contains a business plan based on the net income to be received by SAM between 2013 and 2017 (the "Business Plan").

* Attachment II to the offer sets out the terms of a Distribution Agreement
(the "Confidential Term Sheet dated May, 2013") to be entered into by the parties.

* On July 24, 2013, Banco Santander Chile received a letter clarifying several of the points included in the original offer.

* CyA was given access to earlier drafts of the present documents, and although the latter are the only valid documents and nullify prior drafts, in some sections we shall comment on their development.

(1) The offer is also addressed to Santander Inversiones Ltda and Santander
Corredora de Seguros Limitada, companies which own 0.014% of SAM.

                                                                              17

Conditions of the Operation

Background to the Proposed Transaction

Convenience Translation

* The following diagram illustrates the situation before and after the
Transaction.

Situation before the Transaction

Grupo Santander

Banco Santander

Rebates Chile Distribution SAM Customers (Fund Management Company in Chile)

Situation after the Transaction

Grupo Santander

         SAM (Fund Management Company in Chile)
Rebates Distribution
Banco Santander
Chile Customers

                                                                              18

Conditions of the Operation

Background to the Proposed Transaction

Convenience Translation

* The Transaction involves the transfer of the ownership of SAM to Grupo
Santander in exchange for payment of a Price and a Distribution Agreement.

Sale of Santander Asset Management

    Payment of CLP
1   130 billion
    Funds
2   Distribution
    Agreement

* The Price takes into account CLP 45.569 billion of available cash in SAM, which will be withdrawn by the seller before the transaction and credited to the Price.[]

[] See Attachment I for the calculation of available cash

                                                                              19

Conditions of the Operation

Main Terms of the Offer

Convenience Translation

Price* The Transaction involves the payment of CLP 130 billion in cash for all the shares of Santander Asset Management FMC.

* This Price takes into account SAM's surplus cash, which can be withdrawn before the Transaction and credited to the Price.

Price * If after the transaction is completed, Grupo Santander sells its SAM shares for more than it paid for them, it will split the additional amount with
Banco Santander Chile as follows:
Adjustment.
- If the sale takes place within six months after completion of the
Transaction, Grupo Santander will pay 100% of the additional amount to Banco
Santander Chile.

- If the sale takes place between six and 18 months after completion of the
Transaction, Grupo Santander will pay 50% of the additional amount to Banco
Santander Chile.

Disputes* The offer will be subject to Chilean Law and any dispute will be submitted to the courts of Santiago.

Attachments* Attachment I to the offer contains a description of a Business
Plan based on the net revenues to be received. This plan will be used to adjust the commission on rebates to be paid to Santander Chile.

* Attachment II to the offer describes the main conditions attached to the structuring of a Distribution Agreement.

* On July 24, 2013, Santander Chile received a letter clarifying some of the points raised by Santander Chile concerning the original offer. This letter forms an integral part of the offer.

                                                                              20

Conditions of the Operation

Main Terms of the Distribution Agreement

Convenience Translation

Period* The Distribution Agreement will last for an initial term of ten years, with five automatic renewals every two years, giving a potential term of twenty years.

Rebates* The distribution service that Santander Chile will provide to SAM will be rewarded by payment of 75% of the commissions received by SAM from retail customers and 50% of the commissions received from institutional customers.

* The Agreement also provides for adjustments to the rate of the aforementioned rebates depending on the degree of fulfillment of the Business Plan specified in Attachment I of the offer.

Exclusivity:* Santander Chile will be the exclusive distributor of SAM's products.
* The Private Banking area (defined in the Distribution Agreement) is exempt from this exclusivity.

* If the performance of one or more of the products offered by SAM falls by 15%
or if any of the products falls below the 60th percentile of comparable funds in the market, Santander Chile may terminate the exclusivity in any of the automatic renewal periods.

* It may also terminate the exclusivity on the renewal dates if the rebates structure offered by a third party for a specific product is more favorable to
Santander Chile's interests.

Product * If Santander Chile wishes to offer its customers a product that is not supplied by SAM, it may negotiate with SAM for the development of a new product.
Development
* If SAM is unable to offer said product or if it does not wish to do so,
Santander Chile may offer alternative third-party  funds.

                                                                              21

Conditions of the Operation

Convenience Translation

Business Plan and Adjustment of Rebates

- The Business Plan in the offer envisages aggressive growth in the coming years.
- In view of the performance of the industry in recent years, there is a strong possibility that the growth figures specified in the Business Plan may not be achieved. This is why the projection includes the adjustments to the rebates that would be triggered if the Plan is not fulfilled.

Business Plan (2013-2017)

Net Fees SAM (m CLP)	2013	2014	2015	2016	2017
Retail Fees	8,146	9,629	11,548	13,675	15,881
Institutional Fees	580	691	824	965	1,109
Total Retail + Institutional	**8,726**	**10,320**	**12,372**	**14,639**	**16,990**
Year-on-Year Growth		*18.27%*	*19.88%*	*18.32%*	*16.06%*



20,000
15,000
10,000
5,000
0
25%
20%
15%
10%
5%
0%
2013
2014
2015
2016
2017
Retail Fees
Institutional Fees
Year-on-Year Growth

Rebates Adjustment Procedure

- The level of fulfillment of the Business Plan will be reviewed every year for both retail and institutional customers.
- If the level of fulfillment is between 85% and 115%, there will be no adjustment.
- If the level of fulfillment is above 115% or below 85%, an upward or downward adjustment factor will be applied to the rebates, as described in Appendix B to the Distribution Agreement.
- Regardless of the level of fulfillment, the adjustment factor shall not be greater than 1.133 or less than 0.733.

22

Contents

Convenience Translation

* Executive Summary

* Limitation of Liability

* Introduction

* Conditions of the Operation

* Financial Evaluation

* Opportunity and Considerations

* Conclusions

* Attachments

                                                                              23

Financial Evaluation

Convenience Translation

Approach Utilized

* In exchange for the sale of SAM, Santander Chile will receive the payment of a Price and the structuring of a Distribution Agreement. In the opinion of CyA, the Transaction must be evaluated as a whole (combined effect of the Price and
Distribution Agreement), but it is also necessary to determine whether each of its components is at its fair value.

Sale of Santander Asset Management

+ Available cash

* The value of SAM will be determined considering a 0% rebate, in this way emulating the value represented by the unit for Santander Chile.

* Current partners may make a withdrawal from the available cash, which amount will be credited to the payment of the Price.

* The available cash amounts to CLP 45.569 billion.

vs

    Payment of CLP
1   130 billion
    Funds
2   Distribution
    Agreement

* Determination of the combined value of 1 and 2.

                                                                              24

Financial Evaluation

Approach Utilized

Convenience Translation

Transaction Validation as a Whole

* In order to determine whether the transaction as a whole is at its fair value, the value SAM represents today for Santander Chile will be compared to the amount of the Price plus the value of the Distribution Agreement.

1 Determination of SAM's current value

2 Determination of the funds Distribution Agreement, plus payment of the Price

3 Comparison of the value obtained in 1 with the value obtained in 2

Transaction Validation by Components

* Evaluation of the Price payable for SAM as an integrated unit, that is, outsourcing a distribution network which is subcontracted under the rebates payment modality.

* Once the fair value of SAM as an integrated unit is determined, and taking into consideration that the Transaction as a whole is at its fair value, it can be concluded that the terms agreed to in the Distribution Agreement are at their fair value.

4 Valuation of SAM as an integrated unit

                                                                              25

Financial Evaluation

Convenience Translation

Traditional Methodology of DCF and Comparable Multiples

* In order to implement the plan described above, evaluations of each of the components were performed using generally accepted methods.

       Method                                                     Considerations
--------------- -----------------------------------------------------------------------------------------
   Discounted   * Use of financial models with initial company projections, with a 10 year horizon, to
   Cash Flows      discount cash flows at appropriate rates in accordance with the risk.
                * Projections take into consideration a growth rate of 10% per year of the amounts of the funds managed. A sensitivity factor of + 1% was applied to this variable in order to generate value ranges.
                * Cash flows are projected in nominal figures and in CLP.
                * The application of the method requires a high degree of knowledge of the company and its business.
Stock market    * Valuation based on stock market multiples of other similar market-traded
      Multiples    companies.
                * This method permits obtaining market value benchmarks with regard to the company.
 Comparable     * Analysis of multiples implicit in comparable companies.
  Transaction
      Multiples

                                                                              26

Financial Evaluation

Convenience Translation

Estimate of WACC[] rate and End Value Criterion

  Currency, Risk- * Determination of a nominal WACC rate in CLP. free and market * The 10-year  BCP[] risk free rate was used as a reference.
* A market risk premium of 6.0% was defined.
rate

Beta Estimate* Selection of companies without including the data for market traded Chilean Fund Management Companies, it was decided to disregard this information, given the particular characteristics of these institutions, which are different from those of the industry in which the rest of the General Fund
Management Companies operate (listing of companies in Attachment II).

Resulting * A discount rate of 13.27% was determined.
* Given the high volatility of results with respect to the discount rate, a sensitivity factor of [] 100
Discount Rate
bp[] was applied to this variable, thereby generating value ranges.

End Value* A nominal perpetual growth rate of 4% was estimated in the different cases, applying a sensitivity factor of + 1% to that growth rate in order to generate value ranges.

* The use of an End Value presupposes that the company operation and the conditions contained in the Distribution Agreement exceed the ten-year projection period.

* In this sense, it is reasonable to assume that either the agreement will be renewed or that similar conditions to those governing the current Distribution
Agreement will be agreed to.

[] Weighted Average Cost of Capital [] Sovereign bond in CLP
[] Basis points (1 bp is equivalent to 0.01%)

                                                                              27

Financial Evaluation

Comparable Stock market Multiples

Convenience Translation

Name Market Cap (US$ bn) AUM (US$ bn) FV/EBITDA (LTM) Equity/AUM

Affiliated Managers Group, Inc 8.095 431.800 16.9 1.9% Ameriprise Financial.
Inc. 15.153 562.364 7.9 2.7% BlackRock, Inc. 45.608 3.791.588 12.9 1.2% Cohen and
Steers, Inc. 1.686 45.797 14.8 3.7% Diamond Hill Investment Group, Inc. 247
8.671 8.4 2.8% Eaton Vance Corp. 4.940 199.508 10.6 2.5% Franklin Resources,
Inc. 32.982 749.900 10.4 4.4% GAMCO Investors, Inc. 1.394 36.405 11.4 3.8%
Invesco Ltd. 13.175 687.700 15.9 1.9% Janus Capital Group Inc. 1.791 156.800
7.4 1.1% Lazard Ltd 4.467 167.060 19.6 2.7% Northern Trust Corporation 13.304
758.900 NA 1.8% Pzena Investment Management, Inc. 390 17.100 10.2 2.3% T. Rowe
Price Group, Inc. 19.681 576.800 13.0 3.4% U.S. Global Investors Funds 52 1.624
18.7 3.2% Virtus Investment Partners, Inc. 1.500 45.537 20.2 3.3% W.P. Stewart
and Co. Ltd. 36 1.400 NA 2.6% Waddell and Reed Financial, Inc. 3.753 96.365 9.5
3.9% Westwood Holdings Group, Inc. 350 14.200 11.0 2.5% Winmill and Co.
Incorporated 3 125 NA 2.7%

Average 12.2 2.7%

                                                                              28

Financial Evaluation

Convenience Translation

Comparable Transactions

- Recent comparable transactions in the region are shown, with the Equity/AUM multiple.
- It is important to point out that this multiple should be regarded carefully because traded companies have dissimilar characteristics to those observed in SAM. Some refer to Pension Fund Administrators, which have a totally different dynamic, while others refer to fund administrators or stockbrokers which also have other associated businesses.
- In addition, perhaps the most significant difference between the characteristics of these operations and the Transaction is that in these examples a client base is being acquired, a factor which is not present in the Transaction.

Announce-ment Date	Target Company	Purchaser	Company Value (US$m)	AUM (US$m)	Equity/AUM
Feb-01-13	Provida Internacional S.A	MetLife, Inc.	1,977	45,260	4.4%
Jul-25-11	AFP Integra S.A (80% Stake)	General Atlantic LLC	3,842	33,935	11.3%
Oct-08-12	AFP Cuprum SA	Principal Financial Group, Inc	1,513	32,829	4.6%
Jul-31-12	IM Trust (60.6% Stake)	Banco de Credito del Peru	180	1,550	11.6%
Dec-04-08	BancoEstado SA AGF (49.99% Stake)	BNP Paribas	54	707	7.6%
Jan-24-08	Legg Mason (Chile) AGF SA	Banco de Chile	13	700	1.9%
	Average				*6.9%*

- A detailed review of the sample available leads to the conviction that a significant difference exists between these companies and the unit involved in the Transaction being evaluated.

29

Financial Evaluation

Convenience Translation

Results of the Evaluation of the Transaction as a Whole

1 Determination of the current value of SAM

* In this valuation by discounted cash flows, SAM is considered in its current condition, receiving 100% of the commissions from assets management (0%
rebate).
* The financial model utilizes projections which correspond to a moderate view of the Independent Evaluator and does not take into consideration the Business
Plan proposed in the offer.
* Given the relatively non-comparable  nature of the institution being valued, the comparable multiples method is not applicable.
* Available cash amounting to CLP 45.569 billion is added to the results obtained by means of the model.

Discount Rate []1%

Perpetuity Growth []1%

Growth in AUM []1%

354,653

374,099

368,347

                   439,392 410,352 417,983

300,000 320,000 340,000 360,000 380,000 400,000 420,000 440,000 460,000

Value in millions of CLP

                                                                              30

Financial Evaluation

Convenience Translation

Results of the Evaluation of the Transaction as a Whole

2 Determination of the value of the Funds Distribution Agreement, plus payment of the Price

* For this second valuation, the flows which Santander Chile would receive under the Distribution Agreement were considered.

* These flows were analyzed under the same premises utilized in the first valuation, but here only revenues from the rebates are considered. For this reason, no market comparables exist, and the only method utilized is that of
Discounted Cash Flows.

* Payment of the Price (CLP 130 billion) is added to the value obtained by means of the Cash Flow Discount, obtaining the following results:

Discount Rate []1%

Perpetuity Growth []1%

Growth in AUM []1%

377,311 392,774 383,730

            444,638 425,196 431,631

300,000 320,000 340,000 360,000 380,000 400,000 420,000 440,000 460,000

Value in millions of CLP

                                                                              31

Financial Evaluation

Convenience Translation

Results of the Evaluation of the Transaction as a Whole

3 Comparison of the value obtained in 1 with the value obtained in 2

Sale of Santander Asset Management

+ Available cash

CLP 354,653m ~ CLP 439,392m

vs

1   Payment of CLP
    130 billion
    Funds Distribution
2   Agreement

CLP 377,311m ~ CLP 444,638m

* It is concluded that the Transaction as a whole is within a fair value range.

                                                                              32

Financial Evaluation

Convenience Translation

Results of the Evaluation of the Transaction by its Components

4 Valuation of SAM as an integrated unit

* The following shows the results obtained by means of DCF and comparable multiples for SAM as an integrated unit (paying rebates equivalent to those in the proposed Distribution Agreement), plus the value of the available cash
(CLP
45.569 billion) Fair Value Range

    Discount Rate []1% Perpetuity Growth []1% Growth in AUM []1% Comparable
Multiples

107,342 124,754 111,325 119,739 114,617 116,351

123,228 142,545

80,000 90,000 100,000 110,000 120,000 130,000 140,000 150,000
Value in millions of CLP

* It is determined that the Price offered (CLP 130 billion) falls within the upper limit of the fair value range generated by means of the 70% weighting for the DCF results and 30% weighting for the results obtained from comparable multiples.

* It is important to note that the highest range determined for traded companies corresponds to multiples of companies with managed assets which are substantially larger than the assets managed by SAM.

* Given this fact, we can conclude that the conditions set forth in the
Distribution Agreement are also in accordance with the market.

                                                                              33

Financial Evaluation

Convenience Translation

Business Plan Analysis

* The Business Plan set forth in theTransaction requires very aggressive growthrates forthe firstfiveyears and thereafter a growth rate in accordance with the market of around 10% per year.

* Despite the fact that the Evaluator considers it improbable that this
Business Plan will be fulfilled, the value that the management company would have if it is fulfilled is included.

* This value should be compared to the graph presented in point 4 of the preceding analysis.

    Discount Rate []1% Perpetuity Growth []1% Comparable Multiples

Fair Value Range

116,498 136,700 121,094 130,904 123,228 142,545

80,000 90,000 100,000 110,000 120,000 130,000   140,000 150,000
                                              Value in millions of CLP

* Improvements are noted in the values obtained by DCF, and at the same time it is noted that the Price still lies within a fair value range.

* The range was obtained from the 70% weighting for the DCF results and 30%
weighting for the results from comparable multiples.

                                                                              34

Financial Evaluation

Convenience Translation

Additional Information Regarding the Global Operation

* On May 30, 2013, Grupo Santander announced the agreement reached with Warburg
Pincus and General Atlantic for its coming partnership in the assets management business.

* This announcement indicates that the valuation at which the transaction will be realized assumes an intrinsic value for Santander Asset Management of
[]2.047 billion.

* The announcement indicates that the assets currently managed by SAM in the 11 countries in which it is present (among them Chile) amount to []152 billion.

* This information permits the calculation of a ratio of 1.35% for the
Equity/AUM multiple.

* If the ratio implicit in the Transaction between Santander Chile and Grupo
Santander is analyzed, we will have:

Calculation of the existing ratio in the Transaction

$130,000m -- $45,569m
                                                         = 2.62% $3,219,539m

* Without having in-depth knowledge of the Global Operation, the information included in the announcements leads to the assumption that the price adjustment clause included in the Transaction will not be activated.

                                                                              35

Convenience Translation

* Executive Summary
* Limitation of Liability
* Introduction
* Conditions of the Operation
* Financial Evaluation
* Opportunity and Considerations
* Conclusions
* Attachments

                                                                              36

Opportunity and Considerations

Analysis of the Opportunity for Santander Chile

Convenience Translation

Focus on * Analyzing the rebates structures, the greater importance of the distribution channel over that of the fund manager is undeniable.
Distribution
* The Transaction represents an opportunity to focus on the potentialities of the distribution channel and outsource the Fund Management function.

Product Quality* Increase in the number of funds available to clients.
* Eventual changes in the quality of international and domestic product offerings.

Value Capture* Because the Fund Management Company is a minor unit within the
Santander Chile structure, and for this reason its contribution is not reflected in the share price, the Transaction would make it possible to monetize its value.

Industry Risk* Recent years have been marked by growing regulation of the financial system (creation of Financial Sernac, regulatory SBIF changes with respect to the collection of commissions, etc. ).

* It is probable that these risks are not entirely captured in the discount rate and that therefore, the final value of the asset to be transferred is lower than that contemplated in the Transaction.

Strategic * While the Transaction falls within fair value ranges, no material strategic opportunity is seen for Santander Chile.
Opportunity
* The Global Operation does have strategic value for Grupo Santander.

                                                                              37

Opportunity and Considerations

Convenience Translation

Evaluation of the Terms and Conditions of the Offer

* The Offer Letter clearly specifies the definition of the Price and its payment mechanism,
Payment of the
                     taking into consideration the cash surplus, which is taken as a credit to the Price. Likewise, Price the profits generated between
February 28, 2013 and the final closing date may be withdrawn by the current
SAM partners. Despite the letter of clarification dated July 24 , it is not entirely clear whether or not the withdrawal of profits mentioned above will be considered a credit against the Price. In the opinion of CyA, said withdrawal should not constitute a credit against the Price.

Global Operation* The Independent Evaluator considers it appropriate to include in the Offer Letter a general outline of the Global Operation which Grupo
Santander is carrying out with the Warburg Pincus and General Atlantic funds.

* The Offer Letter includes a price adjustment clause in the event that Grupo
Santander obtains
Price Adjustment
an increased price in a future SAM sale (Global Operation) .

* Without additional details regarding the Global Operation, no defined mechanism is known to establish what proportion of the price paid in the Global
Operation corresponds to the payment for each of the Fund Management Companies comprising the complete package.

* The validity of the offer is conditional upon the joint approval of the transactions in the 11
Validity of the
different jurisdictions within the framework of the Global Operation.
Offer* This condition could generate a failed approval process for the sale of
SAM, in which after meeting all the steps required, the offer could be extinguished due to causes unrelated to Santander Chile.

* In the opinion of CyA, the Transaction should be evaluated as the effect of both the Price and
Overall Effect
the conditions of the Distribution Agreement, since it is important to determine that each of these components are at fair value.

                                                                              38

Opportunity and Considerations

Convenience Translation

Evaluation of the Distribution Agreement conditions

* The Distribution Agreement stipulates exclusivity for Santander Chile, but not for SAM.
Exclusivity
* CyA considers that it is not necessary to force reciprocal exclusivity, but it would be important to have a clause prohibiting the offer of SAM products to third parties under better conditions than those agreed to with Santander
Chile. This latter point was included in the clarification letter dated July 24
..

* With respect to the exceptions to exclusivity, CyA considers that the conditions under which such exceptions may be invoked are complicated to achieve. The definition of performance appears limited, and the funds must exhibit a severe and prolonged deterioration to invoke the clause. The letter dated July 24 recognizes that the definition of performance is ambiguous, and determines that for the purpose of the final structuring of the Distribution
Agreement, specific rules will be established.

* The exception to exclusivity is analyzed in depth, and appears to be disadvantageous to Santander Chile, since the performance of the entire family of products is pertinent to fund competitiveness. The letter dated July 24 includes some additional clarifications on this point, which are aimed at maintaining the quality and breadth of the products to be offered.

* The Private Banking activity is defined in the conditions contained in the
Distribution
Private Banking
Agreement.

* Said definition may be limiting in the future development of Santander Chile segmentation strategies. Nevertheless, CyA considers that definition to be worthy of consideration by the purchaser since it represents the only exception to the exclusivity required.

New Products* The documents consider a solution to a possible lack of products required by Santander Chile, in the sense of being able to require said products from SAM, and finally utilize third party products.

* This point is an improvement on prior versions of the documentation.

                                                                              39

Opportunity and Considerations

Convenience Translation

Evaluation of the Distribution Agreement Conditions

Agreement Term* The conditions under which the distributor may terminate the agreement in each of the renewal windows are relatively demanding, making such termination very unfeasible.

* CyA raised the matter that, in the event of non-renewal  of the agreement, no policy existed to determine the rebates which would continue to be applied to the AUM which remained under the management of Santander Chile. This was corrected with an indication contained in the letter dated July 24.

Fundamental * In the event that a fundamental transaction takes place (change of distributor comptroller),
                                Grupo Santander would have a put option to sell
SAM to the distributor at a price defined in an Transaction established plan.

* CyA considered that said option is highly aggressive towards the Santander
Chile minority stockholders, more so when the institution deciding a fundamental transaction is the same one which would become the owner of the put option.

* This was also corrected in the letter dated July 24, which included clarification of the matter, indicating that, if a fundamental transaction takes place, Grupo Santander will assume the risks of the acquisition of SAM if it wishes to exercise the put option.

Business Plan* The Business Plan envisaged for rebates adjustments is relatively aggressive in comparison with the growth rates seen in recent years.
As of 2017, the plan should be in accordance with the global industry growth rates.

* The Business Plan's structure is based on net fees. In prior versions it was based on gross fees.
Regardless of which is used, it is important to be consistent throughout the documentation.

                                                                              40

Opportunity and Considerations

Convenience Translation

Evaluation of the Distribution Agreement Conditions

Severe regulatory * CyA detected the risk that, in the event of the possibility that a regulatory agency disqualifies fee sharing, Santander Chile should continue to distribute the funds without receiving any change remuneration whatsoever. This was regulated in the letter dated July 24, which states that if the above situation arises, the parties will negotiate in good faith to find a mechanism replicating the structure previously agreed to.

* The exceptions to the rebates adjustment set forth in the agreement appear necessary but
Regulatory, legal
incomplete.
or tax changes
* Said exceptions do not cover market contingencies unrelated to Santander
Chile, and which could affect fulfillment of the Business Plan.

* An example of these contingencies could be fraud within the industry, which would trigger massive flight from this type of instrument.

* CyA considers that the exception clause should include this type of event.

Restrictions on * The agreement contains certain restrictions under which
Santander Chile cannot transfer client funds to cover future bank funding requirements.
fund movements
* The Independent Evaluator understands these restrictions and considers them to be adequate in the light of SAM's objectives.

                                * The Distribution Agreement is governed by the
laws of the Republic of Chile and, in the event of Governing law arbitration, shall be subject to the International Chamber of Commerce, with the place of and competent arbitration to be defined. law courts * In prior drafts the place of arbitration is defined as the city of Paris, which clause is incompatible with minor disputes which do not justify the expenses associated with a proceeding in France.

                                                                              41

Convenience Translation

* Executive Summary
* Limitation of Liability
* Introduction
* Conditions of the Operation
* Financial Evaluation
* Opportunity and Considerations
* Conclusions
* Attachments

                                                                              42

Conclusions

Final comments

Convenience Translation

* After analyzing the financial conditions set forth in the Transaction, the report does not propose modifications to the Transaction value ranges.

* Certain undefined items are noted with respect to some terms and conditions in the Distribution Agreement. Principally, the meaning of fund performance deterioration, for the purpose of the activation of the exclusivity exceptions, is not clearly defined. This lack of definition needs to be corrected appropriately prior to closing the Transaction, as stipulated in the letter dated July 24.

* The original documentation identified a series of points and conditions which are patently disadvantageous to the Santander Chile stockholders. These points were resolved in the clarification letter dated July 24. That letter provides a final solution or describes the mechanism with which problems detected will be resolved.

* The financial magnitude of the Transaction does not represent a risk factor.

* While the Transaction provides certain positive elements for Santander Chile, the Independent Evaluator is unable to identify materiality in these elements which would support an unquestionable strategic opportunity. On the other hand, apart from the conditions mentioned which require certain revision and redefinition, no risk factors for stockholders can be identified.

* Along the same lines as the preceding point, the Independent Evaluator stresses the strategic character which the Global Operation would represent for
Grupo Santander.

* Santander Chile management has the capacity to manage the future development of the business, potentiating the advantages of the international integration of fund managers.

                                                                              43

Convenience Translation

* Executive Summary
* Limitation of Liability
* Introduction
* Operation Conditions
* Financial Evaluation
* Opportunity and Considerations
* Conclusions
* Attachments

                                                                              44

Attachment I

Form of Payment of the Price

Convenience Translation

* The payment of the Price of the Transaction will be subject to a credit in accordance with the condition of the corporate shareholder equity at the time of the Transaction.

* At February 28, 2013, the net shareholder equity amounted to CLP
51,686,918,286. This amount should be adjusted downwards or upwards in such a way that the shareholder equity prior to the Transaction is in accordance with a value equivalent to 0.19% of the total assets under management.

* Considering total AUM of approximately CLP 3.220 billion at the end of
December, 2012, the shareholder equity must be adjusted to reach a value of CLP
6.117 billion; in other words, Santander Chile should make a cash withdrawal of
CLP 45.569 billion, with which the net flow of the Price payable would reach an amount of CLP 84.430 billion.

* In addition, the increases or decreases in managed assets occurring during the period from February 28 through the date of the effective Transaction closing date will also participate in this credit against the Price.

Calculation of the Net Flow to be Transferred

CLP 130 billion

Stockholder equity at Feb/28/13 CLP 51.687 billion

0.19% * [] AUM

0.19% * AUM

                                                                              45

Attachment II

Convenience Translation

Companies Utilized for the Beta Calculation

Company       Country       AUM (US$m)  Beta
------------- ------------- ----------- -----
Blackrock     United States   3,791,588 1.191
Legg Mason    United States     643,300 1.452
T. Rowe Price United States     576,800 1.434
Invesco       United States     687,700 1.716
Aberdeen      Great Britain     322,300 1.134
Schroders     Great Britain     212,000 1.276

                                                                              46